UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

GLOBAL TRAFFIC NETWORK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37947B103
(CUSIP Number)

Janet L. Tarkoff

Managing Director and Chief Legal Officer

Harvest Capital Strategies LLC

600 Montgomery Street, Suite 2000

San Francisco, CA 94111

Tel: (415) 835-8958

Fax: (415) 263-1336
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Harvest Capital Strategies LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 1,575,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,575,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,575,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person: IA

Item 1. Security and Issuer

This statement on Schedule 13D (this "Schedule 13D") is being filed with respect to the common stock, par value $0.001 per share (the "Shares"), of Global Traffic Network, Inc. (the "Issuer"), whose principal executive offices are located at 880 Third Avenue, 6th Floor, New York, New York 10022.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Harvest Capital Strategies LLC ("HCS", or the "Reporting Person"). HCS is filing on behalf of itself and certain pooled investment funds (collectively, the "Funds") and separately managed accounts (collectively, the "Accounts") for which it serves as general partner and/or an investment manager, to the extent any of those Funds or Accounts may be considered beneficial owners of any of the Shares that are the subject of this Schedule 13D (the "Subject Shares"). HCS, in its capacity as investment manager to the Funds and/or Accounts has been delegated the exclusive power and authority to vote or dispose of the Subject Shares on behalf of those Funds and/or Accounts.

(b) HCS is a Delaware limited liability company with principal offices at 600 Montgomery Street, Suite 2000, San Francisco, CA 94111.

(c) HCS is an investment adviser registered with the Securities and Exchange Commission. JMP Group LLC, a wholly-owned subsidiary of JMP Group Inc. ("JMP Group"), is the sole member and manager of HCS. HCS, JMP Securities LLC (a sister company of HCS) and JMP Group (their parent) have instituted policies and procedures to ensure each entity's investment decisions are separate from those of the other entities. Additionally, HCS employs portfolio managers, some of whom are not executive officers, with respect to the Funds and Accounts. These portfolio managers operate independently from each other to implement the investment objectives of each Fund or Account for which they are portfolio manager.

Each of the Funds and Accounts disclaims "group" status with each other Fund or Account (other than those managed pari pasu with each other). Each also disclaims group status with JMP Group and with JMP Securities LLC.

(d) During the last five years, HCS has not been convicted in a criminal proceeding.

(e) During the last five years, HCS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

Item 3. Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Subject Shares were derived from general working capital of the relevant Funds or Accounts, which may have included margin account borrowings made in the ordinary course of  business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Subject Shares. A total of approximately $19,799,842.27 was paid to acquire the Subject Shares.

Item 4. Purpose of Transaction

HCS acquired beneficial ownership (through the Funds or Accounts) of the Subject Shares in open market purchases for investment purposes. On August 3, 2011, the Issuer announced that it had agreed to be "taken private" via a third-party tender offer for all of the Issuer's outstanding shares for $14.00 per share in cash (the "Tender Offer"). After analyzing the terms of the Tender Offer and other publicly available data, HCS formed the belief that the $14.00 price per share grossly undervalues the Issuer, and, on August 17, 2011, HCS sent a letter (the "Letter") to the Issuer's Special Committee outlining HCS's basis for that belief. A copy of the Letter is included as Exhibit 2 to this Schedule 13D.

Except as set forth herein, HCS does not have any plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. HCS may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) As of August 19, 2011, HCS beneficially owned (through the Funds or Accounts) 1,575,000 Shares, representing 8.3% of total outstanding Shares. The ownership percentage is based on 19,060,350 Shares outstanding as of July 22, 2011 (according to the Issuer's Schedule TO, filed on August 9, 2011).

(b) HCS has the sole, not shared, power to vote or to direct the vote, and the sole, not shared, power to dispose or to direct the disposition of the Subject Shares reported on this Schedule 13D.

(c) The trading dates, number of Shares acquired and disposed of, and the price per share for all transactions in the Shares by HCS in the past sixty days are set forth in Exhibit 1.  These transactions were all effected in the open market through a broker.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the description of the Letter under Item 4 above. A copy of the Letter is included as Exhibit 2 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

exhibit 1: Schedule of Transactions by HCS

exhibit 2: Letter from HCS to the Special Committee of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARVEST CAPITAL STRATEGIES LLC

By:/s/ Kevin C. Lynch

Name:Kevin C. Lynch

Title: Chief Operating Officer

August 19 , 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).